SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ORBIT INTERNATIONAL CORP.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

685559-30-4
(CUSIP Number)

Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza
East Tower, 15th Floor
Uniondale, NY 11556
Attn: Irvin Brum, Esq.
(516) 663-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68559-30-4
1	NAMES OF REPORTING PERSONS Dennis Sunshine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) o (b) o
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 326,761 (See Item 5)
8 SHARED VOTING POWER 132,187 (See Item 5)
9 SOLE DISPOSITIVE POWER 326,761 (See Item 5)
10 SHARED DISPOSITIVE POWER 132,187 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,198 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.08% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D filed by Mr. Dennis Sunshine (this “Statement”) relates to the common stock, par value $0.10 per share (“Common Stock”) of Orbit International Corp., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed by Dennis Sunshine with the Securities and Exchange Commission (“SEC”) on January 5, 1996, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by Dennis Sunshine on May 14, 1996, Amendment No. 2 to Schedule 13D filed with the SEC by Dennis Sunshine on June 7, 2002, Amendment No. 3 to Schedule 13D filed with the SEC by Dennis Sunshine on June 24, 2002, Amendment No. 4 to Schedule 13D filed with the SEC by Dennis Sunshine on July 9, 2002, Amendment No. 5 to Schedule 13D filed with the SEC by Dennis Sunshine on August 2, 2002, Amendment No. 6 to Schedule 13D filed with the SEC by Dennis Sunshine on August 7, 2002, Amendment No. 7 to Schedule 13D filed with the SEC by Dennis Sunshine on June 10, 2004 and Amendment No. 8 to Schedule 13D filed with the SEC by Dennis Sunshine on August 12, 2005 (the “Schedule 13D”).

Item 2.	Identity and Background.

(a)	This Statement is being filed by Dennis Sunshine.

(b)	The business address of Dennis Sunshine is c/o Orbit International Corp., 80 Cabot Court, Hauppauge, New York 11788.

(c)

Dennis Sunshine is Chief Executive Officer, President and a director of the Issuer. The Issuer is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80 Cabot Court, Hauppauge, New York 11788.

(d)-(e)

Dennis Sunshine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Dennis Sunshine is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 18, 2009, Mr. Dennis Sunshine acquired 50,000 shares of the Common Stock in an open market transaction. The source of funds for payment of the purchase price of the Common Stock was personal funds and the purchase price for the Common Stock was $140,000. From the period between June 18, 2008 and August 18, 2009, Dennis Sunshine acquired 82,214 shares of Common Stock in open market transactions. The source of funds for payment of the purchase price of the Common Stock was personal funds and the aggregate purchase price for the Common Stock was $203,721.69. During the same period Mr. Sunshine exercised options to purchase 70,313 shares of Common Stock at an exercise price of $1.07 per share.

Item 4.	Purpose of the Transaction.

Dennis Sunshine acquired the securities of the Issuer for investment purposes.

Except as otherwise described herein, Dennis Sunshine does not have any plans or proposal as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date of this Statement, Dennis Sunshine beneficially owns 515,198 shares of Common Stock which include the following:

-264,261 shares held by Mr. Sunshine, of which 66,802 shares of Common stock are subject to forfeiture pursuant to a long term incentive plan.

-132,187 shares held by Mr. Sunshine’s wife, Francine Sunshine

- currently vested options and options that vest within 60 days of August 19, 2009 to purchase 62,500 shares of Common Stock

- 56,250 shares of Common Stock held in escrow, under Stock Escrow Agreement dated October 13, 2004, under which the escrow agent votes the escrowed shares in the same manner as the majority of all other shares voted on any manner, so as to not affect the outcome of any vote

These shares of Common Stock and the shares of Common Stock issuable upon the exercise of vested options and options that vest within 60 days of August 25, 2009 represents beneficial ownership of approximately 11.08% of the 4,648,547 total number of issued and outstanding shares of Common Stock of the Issuer as of August 25, 2009 plus the number of shares of Common Stock issuable upon the exercise of vested options and options that vest within 60 days of August 25, 2009.

(b)

Dennis Sunshine has sole disposition and voting power with respect to 264,261 shares of Common Stock, including those shares issuable upon the exercise of vested options and options that vest within 60 days of August 25, 2009. Mr. Sunshine shares investment and voting power with his wife with respect to 132,187 shares of Common Stock, information with respect to whom is set forth below:

Name: Francine Sunshine

Address: The business address of Francine Sunshine is c/o Orbit International Corp., 80 Cabot Court, Hauppauge, New York 11788.

Principal Occupation: Retired Teacher.

Legal Proceedings: Francine Sunshine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Citizenship: Francine Sunshine is a citizen of the United States

(c)	Dennis Sunshine purchased the following shares of Common Stock in open market transactions within the last 60 days.

Date	Common Stock Purchased	Purchase Price
August 14, 2009	6,500	$2.80
August 18, 2009	50,000	$2.80

(d)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 13, 2004, the Issuer’s Compensation Committee awarded Mr. Sunshine and two other senior executives a restricted stock award of 93,750 shares (post-split) that vests over a 10-year period commencing on October 13, 2007, subject to acceleration for a Change of Control (as defined in the Stock Escrow Agreement). As long as the Shares are held in escrow, under Stock Escrow Agreement dated October 13, 2004, under which the escrow agent votes the escrowed shares in the same manner as the majority of all other shares voted on any manner, so as to not affect the outcome of any vote.

On December 14, 2007, the Issuer entered into an employment agreement with Mr. Sunshine (the “Employment Agreement”). Under the terms of the Employment Agreement, Mr. Sunshine is eligible to participate in an executive long term incentive plan (“LTIP”) approved by the Board of Directors of the Issuer under which Mr. Sunshine is entitled to receive cash, shares of Common Stock or options to purchase the Issuer’s Common Stock with a value of $125,000 annually during the term of the Employment Agreement. Mr. Sunshine has been awarded 66,802 shares of Common Stock under the LTIP as of the date hereof.

Except as otherwise described herein, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) between Dennis Sunshine and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis Sunshine
Dennis Sunshine

Date: August 24, 2009